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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

              2005 PRELIMINARY UNAUDITED GROUP RESULTS OF CEZ GROUP

NET PROFIT OF CEZ GROUP REACHES 22.3 BILLION CROWNS, REPRESENTING 56% YEAR-ON-YEAR GROWTH

Under IAS, the CEZ Group achieved a net profit of CZK 22.3 billion, which represents an year-on-year increase of CZK 8 billion. Aside from the group's improved operating results, the increase in net profit was also influenced by the acquisition of four distribution companies in Southeastern Europe. Further, one-time effects in connection with the acquisitions made a contribution; for instance, the set-off the badwill of Romanian Oltenia had the positive effect of increasing net profit by CZK 2.6 billion.

"In addition to very good operating results, the expansion of the CEZ Group also contributed to the increase in net profit. The operating figures of the Bulgarian distribution companies began to have an impact on the results of the CEZ Group throughout the year, those of Romanian distributor, Electrica Oltenia, only in the last quarter. This year, the results of Romanian Oltenia will be part of the group results for the entire year, so that - also with a view to the acquisition of two Polish power plants this year - one may say that the results of the CEZ Group continue to rise. Other potential acquisitions also look hopeful, such as the purchase of a Bulgarian power plant in Varna; and the savings stemming from the integration of the CEZ Group in the Czech Republic will continue to make a contribution as well," commented Martin Roman, Chairman of the Board and CEO of CEZ.

The operating result increased year-on-year by 49% to CZK 294 billion, whereas revenues grew faster than expenses. Operating revenues rose by 21.8% to CZK
125.1 billion, whereas operating expenses only increased by 15.4 % to CZK 95.7 billion.

As of the end of last year, the CEZ Group consisted of a total of 93 companies, of which 36 were consolidated via the full-equity method, and 5 via the equivalence method. The results newly and primarily reflect, throughout the entire year, the results of the three Bulgarian distribution companies. For the last quarter, they also comprise the results of the Romanian distribution company, Electrica Oltenia.

As of the end of 2005, the CEZ Group employed a work force of 29,905. The year-on-year growth of 7,137 is due to the 7,662 staff members of four international distributors in Southeastern Europe, whereas staff was reduced by 525 in the CEE region.

GROUP CEZ

Consolidated Income Statement in accordance with IFRS
(in CZK Millions)

                                                     2004      2005
------------------------------------------------   --------  --------
Revenues                                            102,670   125,083
  Sales of electricity                               92,183   115,949
  Heat sales and other revenues                      10,487     9,134

                                                     2004      2005
------------------------------------------------   --------  --------
Operating expenses                                   82,885    95,663
  Fuel                                                9,305     9,010
  Purchased power and related services               26,519    37,474
  Repairs and maintenance                             4,872     4,229
  Depreciation and amortization                      19,842    20,737
  Salaries and wages                                 11,368    13,426
  Materials and supplies                              4,625     4,020
  Emission rights                                         0    -1,053
  Other operating expenses                            6,354     7,820

Income before other expense/income and               19,785    29,420
 income taxes

Other expenses/income                                 1,284     2,097
  Interest on debt, net of capitalized interest       1,823     1,800
  Interest on nuclear provisions                      2,425     2,447
  Interest income                                      -721      -437
  Foreign exchange rate losses/gains, net            -1,765       266
  Gain(-)/Loss on sale of subsidiary/associate
  Negative goodwill write-off                             0    -1,704
  Other expenses/income, net                            244      -343
  Income from associates                               -722      -102

Income before income taxes                           18,501    27,323
Income taxes                                          4,233     5,025
Net income                                           14,268    22,298
Net income attributable to:
Equity holders of the parent                         13,213    21,452
Minority interests                                    1,055       846
Earning per Share in CZK - basic                       22.3      36.3
Earning per Share in CZK - diluted                     22.3      36.2

GROUP CEZ
Consolidated Balance Sheet in accordance with IFRS
(in CZK Millions)

                                                          2004       2005
------------------------------------------------------   -------   -------
Assets                                                   299,250   324,221

Fixed assets                                             271,725   280,412
  Plant in service                                       402,864   439,417
  Less accumulated provision for depreciation            182,932   199,756
  Net plant in service                                   219,932   239,661

                                                          2004       2005
------------------------------------------------------   -------   -------
  Nuclear fuel, at amortized cost                          7,956     7,860
  Construction work in progress                           11,308    11,570
  Investment in associates                                 2,011       929
  Investments and other financial assets, net             26,426    13,811
  Intangible assets, net                                   3,379     6,057
  Deferred tax assets                                        713       524

Current assets                                            27,525    43,809
  Cash and cash equivalents                                8,942    16,791
  Receivables, net                                         9,189    14,792
  Income tax receivable                                       26     1,478
  Materials and supplies, net                              3,333     3,671
  Fossil fuel stock                                          724       756
  Emission rights                                              0       134
  Other current assets                                     5,311     6,187

Equity and liabilities                                   299,250   324,221

Equity                                                   178,447   191,305
  Equity attributable to equity holders of the parent    172,097   176,687
    Stated capital                                        59,218    58,237
    Retained earnings and other reserves                 112,879   118,450
  Minority interests                                       6,350    14,618

Long-term liabilities                                     82,449    81,424
  Long-term debt, net of current portion                  38,140    30,586
  Accumulated provision for nuclear
   decommissioning and fuel storage                       29,441    35,864
  Other long-term liabilities                             14,868    14,974
Deferred taxes liability                                  15,603    18,556

Current liabilities                                       22,751    32,936
  Short-term loans                                           240       265
  Current portion of long-term debt                        3,439     7,888
  Trade and other payables                                12,587    16,243
  Income tax payable                                       1,227       629
  Accrued liabilities                                      5,258     7,911

GROUP CEZ
Consolidated Cash Flow Statement in accordance with IFRS
(in CZK Millions)
                                                               2004      2005
-----------------------------------------------------------   -------   -------
Cash and cash equivalents at beginning of period                5,023     8,942
Operating activities:                                          36,641    43,895
Income before income taxes                                     18,501    27,323
Depreciation and amortization and asset write-offs             13,549    20,757
Amortization of nuclear fuel                                    2,409     3,056
(Gain)/Loss in fixed assets retirements                          -806        61
Foreign exchange rate loss (gain)                                -111       266
Interest expense, interest income and dividends income, net       837     1,633
Provision for nuclear decommissioning and fuel storage            500     1,056
Provisions for doubtful accounts, environmental claims
and other adjustments                                          -1,179      -936
Income from associates                                           -932      -102
Changes in assets and liabilities:                             -1,054    -2,020
Income taxes paid                                              -5,440    -5,946
Interest paid, net of interest capitalized                     -1,007    -1,927
Interest received                                                 226       444
Dividends received                                              1,315       230
Investing activities:                                         -30,500   -23,970
Financing activities:                                          -1,935   -11,919
Net effect of currency translation on cash                       -287      -157
Cash and cash equivalents at end of period                      8,942    16,791

GROUP CEZ
Consolidated Statement of Changes in Equity in accordance with IFRS (in CZK Millions)

                                                                       Attributable to Equity Holders of the Parent
                                                   -----------------------------------------------------------------------------
                                                                            Fair
                                                                            Value
                                                                             and
                                                   Stated    Translation    Other     Retained               Minority     Total
                                                   Capital   Differences   Reserves   Earnings     Total    Interests    Equity
------------------------------------------------   -------   -----------   --------   --------    -------   ---------    -------
December 31, 2003                                   59,152             1        -36    102,880    161,997       9,078    171,075
Net Income - 2004                                                                       13,213     13,213       1,055     14,268
Dividends declared to shareholders of the parent                                        -4,737     -4,737                 -4,737
Dividends declared to minority interests                                                -1,172     -1,172        -261     -1,433
Gain on sale of subsidiary CEPS, net of tax                                              2,436      2,436                  2,436
Effect of acquisition of SKODA PRAHA
 on equity                                                                                 331        331                    331
Change in fair value of cash flow hedges
 recognized in equity                                                          -690                  -690                   -690

                                                                       Attributable to Equity Holders of the Parent
                                                   -----------------------------------------------------------------------------
                                                                            Fair
                                                                            Value
                                                                             and
                                                   Stated    Translation    Other     Retained               Minority     Total
                                                   Capital   Differences   Reserves   Earnings     Total    Interests    Equity
------------------------------------------------   -------   -----------   --------   --------    -------   ---------    -------
Cash flow hedges removed from equity                                            621                   621                    621
Acquisition of treasury shares                        -488                                           -488                   -488
Sale of treasury shares                                554                                -222        332                    332
Change in minority due to acquisitions                                                                  0      -3,748     -3,748
Contribution to equity                                                                      82         82         225        307
Other                                                                 -3        190        -14        173           1        174
December 31, 2004                                   59,218            -2         85    112,796    172,097       6,350    178,447
Net Income - 2005                                                                       21,452     21,452         846     22,298
Dividends declared to shareholders of the parent                                        -5,309     -5,309                 -5,309
Dividends declared to minority interests                                                -1,198     -1,198        -536     -1,734
Acquisition of treasury shares                      -1,312                                         -1,312                 -1,312
Sale of treasury shares                                331                                 -79        252                    252
Change in fair value of cash flow hedges
    recognized in equity                                                        361                   361                    361
Cash flow hedges removed from equity                                           -124                  -124                   -124
Effect of acquisition of Severoceske doly                                               -9,068     -9,068                 -9,068
   on equity
Effect of acquisition of SKODA PRAHA                                                       111        111                    111
   on equity
Share on equity movements of associates                                                                 0                      0
Change in minority due to acquisitions                                                                  0       8,435      8,435
Translation differencies                                            -787                             -787        -478     -1,265
Other                                                                           266        -54        212           1        213
December 31, 2005                                   58,237          -789        588    118,651    176,687      14,618    191,305

ELECTRICITY                                                  2004     2005
---------------------------------------------------------   ------   ------
CEZ Group electricity supplied from power plants (GWh)      57,459   55,451
Electricity sold by CEZ Group in the Czech Republic (GWh)   54,719   57,360
CEZ Group electricity exports (GWh)                         10,966    7,115
CEZ Group electricity imports (GWh)                            152      391
Trading outside the Czech Republic (GWh)                     1,977    1,068
Electricity sold by CEZ Group in Bulgaria (GWh)                  x    7,937
Electricity sold by CEZ Group in Romania (GWh)                   x      928

                                       December   December
                                       31,2004    31,2005
------------------------------------   --------   --------
CEZ Group installed capacity (MW)        12 297     12 298
CEZ Group number of employees (pers)     22 768     29 905

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CEZ, a. s.
                                              ----------------------------------
                                              (Registrant)

Date:  March 21, 2006


                                              By: /s/ Libuse Latalova
                                                  ------------------------------
                                                  Libuse Latalova
                                                  Head of Finance Administration